FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         August, 2003

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 13th day of August, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Stuart R. Ross" Stuart R. Ross, Chief Financial Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES SECOND QUARTER RESULTS

VANCOUVER, B.C., August 13, 2003 — Clearly Canadian Beverage Corporation (TSX: CLV; OTCBB: CCBC) today reported financial results for its second fiscal quarter ended June 30, 2003. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS).

As previously announced (February 27, 2002), the Company’s wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. This divestiture included the sale of its private label co-pack bottling business, Cascade Clear brand water business and related production assets (which sale was completed in February 2002). As a result of this divestiture, for reporting purposes, the results and financial position of the Company now reflect the results of the “continuing operations” for the three months ended June 30th and the six months ended June 30th, 2003.

Results of Continuing Operations for the second quarter of 2003:

Net loss from continuing operations for the three months ended June 30, 2003 was $(677,000) or $(0.10) per share on sales revenues of $3,931,000 compared to $(359,000) or $(0.05) per share on sales revenues of $6,365,000 for the same period in 2002.

Net loss from continuing operations for the six months ended June 30, 2003 was $(1,305,000) or $(0.19) per share on sales revenues of $7,083,000 compared to $(295,000) or $(0.04) per share on sales revenues of $11,783,000 for the six months ended June 30, 2002.

“We believe our sales for the first half of 2003 are down due in part to economic conditions in North America, soft beverage industry sales in the US, and less than expected sales for our enhanced water brand, Reebok fitness water beverage. During this period, we focused our efforts on building a stronger foundation of committed distribution partners that we believe can provide industry-leading resources for our brands. Our sales for the first half of 2003 are also down due in part to the effects of the transition to these new distribution partners. This transition process involved inventory sell down by discontinued distributors during their termination notice periods; during these termination notice periods, however, the newly appointed distributors were not able to purchase inventory from the Company. Clearly Canadian is encouraged by the sales trends that we believe are beginning to materialize in Southern California, where the transition to a new distributor has been in effect for some time. We believe that we have made the strategic decisions for our distribution system that can provide growth for brand Canadian going forward,” said Douglas Mason, President and CEO of Clearly Canadian Beverage Corporation.

Selling, general and administrative expenses were $1,761,000 for the three months ended June 30, 2003 compared with $2,268,000 for the same period in 2002, representing a reduction in such expenses of 22%. Selling, general and administrative expenses were $3,232,000 for the six months ending September 30, 2003 compared to $3,989,000 for the same period in 2002, representing a reduction in such expenses of 19%.

Mason added: “In the second quarter, we continued to further control SG&A to align our expenses with sales. At the same time, we continued to provide brand-building elements, like our cross-marketing promotion with The Canadian Tourism Commission, to support our sales team and distribution partners in 2003. Looking forward to the second half of 2003, the Company is focused on continuing to build on the effectiveness of its distribution system and capitalize on its strong brand awareness and equity within the marketplace.”

(more)

Gross profit for the three months ended June 30, 2003 was $1,203,000 (31%) compared to $1,992,000 (31%) for the same period in 2002. Gross profit for the six months ended June 30, 2003 was $2,104,000 (30%) compared to $3,880,000 (33%) for the six months ended September 30, 2002.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tre Limone® which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company’s analysis of its product distribution systems, and anticipated changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and anticipated reductions in expenses associated therewith, and the Company’s anticipated product distribution changes and promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

(Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)
Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2®, TRE LIMONE® and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd. and its affiliated companies.

Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
As at June 30, 2003 and December 31, 2002
(in thousands of United States dollars, except where indicated)

	Unaudited
	June 30	December 31
	2003 $	2002 $

Assets
Current assets
Accounts receivable	1,370	1,191
Inventories	1,632	2,439
Assets held for sale	935	935
Prepaid expenses, deposits and other assets	428	271

	4,365	4,836
Long-term investments	107	88
Distribution rights	1,913	1,913
Property, plant and equipment	2,883	3,042
Assets held for sale	462	462
Prepaid contracts	257	306

	9,987	10,647

Liabilities
Current liabilities
Bank indebtedness	823	702
Accounts payable and accrued liabilities	4,148	3,578
Current portion of long-term debt	133	116
Convertible debenture	420	416

	5,524	4,812
Long-term debt	1,291	1,112

	6,815	5,924

Shareholders’ Equity Capital stock
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value of CA$1 each
Issued
7,168,682 (2002 - 7,043,682) common shares without par value
Outstanding
6,795,682 (2002 - 6,670,682) common shares without par value	58,272	58,237
Warrants
1,527,500 (2002 – 1,500,240)	190	415
Options
1,725,395 (2002 – 1,685,802)	13	--
Equity component of convertible debenture	26	26
Contributed surplus	256	--
Cumulative translation adjustment	(1,713)	(1,388)
Deficit	(53,872)	(52,567)

	3,172	4,723

	9,987	10,647

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
For the six months ended June 30, 2003 and 2002

(in thousands of United States dollars, except where indicated)

	Unaudited For the 3 months ended		Unaudited For the 6 months ended
	June 30	June 30	June 30	June 30
	2003 $	2002 $	2003 $	2002 $

Sales	3,931	6,365	7,083	11,783
Cost of sales	2,728	4,373	4,979	7,903

Gross profit	1,203	1,992	2,104	3,880
Selling, general and administration expenses	1,761	2,268	3,232	3,989
Amortization	80	105	158	217

Loss before the following	(638)	(381)	(1,286)	(326)
Other income (expense) - net	(37)	26	(16)	36
Interest on long-term debt	(2)	(4)	(3)	(5)

Loss before income taxes	(677)	(359)	(1,305)	(295)
Provision for income taxes	--	--	--	--

Loss for the period	(677)	(359)	(1,305)	(295)
Deficit – Beginning of period	(53,195)	(48,920)	(52,567)	(48,984)

Deficit – End of period	(53,872)	(49,279)	(53,872)	(48,279)

Basic and diluted loss per share	(0.10)	(0.05)	(0.19)	(0.04)

Weighted average shares outstanding	6,795,682	6,668,264	6,710,750	6,654,549